FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of NOVEMBER, 2002

MADISON ENTERPRISES CORP. (File #0-29250)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated November 5, 2002,

2.

News Release Dated November 20, 2002,

3.

Material Change Report (Form 53-901F) Dated November 29, 2002.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

MADISON ENTERPRISES CORP.

(Registrant)

Date: December 3, 2002

By:

“James G. Stewart”

 James G. Stewart

Its:       Secretary

(Title)

December 3, 2002

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Madison Enterprises Corp - (File #0-29250)

Form 6-K

On behalf of Madison Enterprises Corp., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

MADISON ENTERPRISES CORP.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

R. Stuart Angus, Fasken Martineau DuMoulin LLP

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

November 5, 2002

Trading Symbols: TSX Venture B MNP

OTC/BB B MDSEF

Web Site: www.madison-enterprises.com

PRIVATE PLACEMENT CLOSES

Further to its news release of September 25, 2002, Madison Enterprises Corp. ("Madison") is pleased to report that it has closed a brokered private placement of 4,003,333 units at a price of $0.15 per unit to generate gross proceeds of $600,500.  Each unit will consist of one common share of Madison and one half warrant, every full warrant entitling the purchase of an additional common share of Madison at a price of $0.18 per share during the first year and at a price of $0.20 during the second year.  Canaccord Capital Corporation acted as Madison's agent in respect of this placement and received a commission of 8% of the gross proceeds, payable half in cash and half in units, and a broker's warrant entitling the purchase of up to 600,500 shares of Madison at a price of $0.18 per share during the first year and at a price of $0.20 during the second year.

The common shares which comprise a part of the units and any common shares acquired on exercise of the warrants which comprise a part of the units or on exercise of the broker's warrants are subject to a hold period which expires on March 5, 2003.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

November 20, 2002

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

NEWS RELEASE

Madison Enterprises Corp. (“Madison”) reports that it has, subject to regulatory approval, agreed to issue a total of 62,500 shares at a deemed price of $0.15 per share to a key employee as a result of the reduction of his salary by 25%. In an effort to reduce costs during the continuing market slump in the junior resource sector, key employees and geological consultants of Madison have agreed to reduce the cash portion of their remuneration by 25% and to accept shares of Madison to cover this reduction.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“James G. Stewart”

_________________________________

J.G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Madison Enterprises Corp.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 25, 2002

Item 3.

Press Release

November 25, 2002

Item 4.

Summary of Material Change

The Issuer announced the results of its first phase of drilling on its Lewis Property in Lander County, Nevada.

Item 5.

Full Description of Material Change

The Issuer announced the results of its first phase of drilling on its Lewis Property in Lander County, Nevada.  Details of these results are set out in the news release attached hereto as Schedule “A”.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer's Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 29th day of November, 2002.

MADISON ENTERPRISES CORP.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

Schedule “A”

MADISON

  Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.  Canada V6E 2E9

ENTERPRISES CORP

      Tel: (604) 331-8772   *  Fax: (604) 331-8773

November 25, 2002

Trading Symbols:  TSX Venture – MNP

OTC\BB-MDSEF

Web Site:  www.madison-enterprises.com

RESULTS FROM NEVADA DRILLING

•

Drilling Confirms Extension of High Grade Virgin Fault Mineralization

With Intercepts Of Up To Fifteen Feet Grading 3.24 oz/ton Gold

•

Drilling Confirms Virtually Identical Hosting Stratigraphy, Controlling

Structures and Mineralization Style Found on Newmont’s Adjacent Phoenix Property

Madison Enterprises Corp. (“Madison”) is pleased to report the results from the first phase of drilling on its Lewis Property in Lander County, Nevada.  Madison’s objective for this nine hole, reverse circulation drilling program was threefold: to confirm and expand the along strike and up-dip / down-dip extensions of the previously identified steeply dipping Virgin fault zone mineralization; to test recently identified flat-lying mineralization; and to test other targets.

The following table includes some of the significant mineral intercepts encountered during this first phase of drilling:

Hole #	From (feet)	To (feet)	Interval (feet)	Gold (oz/ton)	Silver (oz/ton)

MAD-01	165	185	20	0.010	1.9
	245	275	30	0.015	0.2

MAD-02	60	105	45	0.024	0.1
	370	395	25	0.024	0.2

MAD-03	150	275	125	0.023	0.5
including	200	220	20	0.066	0.5

MAD-04	395	405	10	0.024	0.3
	535	555	20	0.012	0.6

MAD-05	85	95	10	0.010	0.8
	175	280	105	0.512	1.4
including	185	200	15	3.24	6.3
	335	345	10	0.019	0.2
	410	475	65	0.014	0.2
	655	765+	110+	0.043	0.1

MAD-06	170	250	80	0.039	0.3
including	220	235	15	0.078	0.9
	460	470	10	0.023	0.1
	510	515	5	0.031	0.1
	540	545	5	0.028	0.3

MAD-07	115	125	10	0.036	0.6
	190	250	60	0.049	0.4
including	190	200	10	0.175	0.6
	275	320	45	0.036	0.4

MAD-08	300	310	10	0.022	0.6
	350	380	30	0.205	0.5
	450	465	15	0.018	0.2
	700	725+	25+	0.010	0.1

MAD-09	145	170	25	0.012	0.4

The reported intervals are found within a broader zone of geochemically elevated base and precious metal mineralization.

Drill holes MAD-03, MAD-05, MAD-06 and MAD-08 were drilled 100 to 450 feet up-dip from the following six previously drilled holes over a strike extent of 400 feet:

Hole #	Interval (feet)	Gold (oz/ton)

UTX-1	65	0.339

UTX-2	55	0.108

UTX-3	25	0.073

FWL-11	80	0.337

FWL-43	30	0.910

FWL-44	30	0.190

This steeply-dipping Virgin fault mineralization remains open and untested in every direction including 400 feet south to the property boundary.

All nine holes drilled in this first phase of work encountered the recently identified flat-lying mineralization, including the hole drilled furthest to the north, hole MAD-07.  The other target successfully tested by this round of drilling was an untested steeply-dipping fault near the eastern boundary of the Lewis Property which was confirmed by hole MAD-01.  The target tested by MAD-01 may represent near-surface mineralization similar to that found at Newmont’s Upper Fortitude deposit.

Assays were completed by ALS-Chemex of North Vancouver.  Madison’s work was supervised by G.F. McArthur, P.Geo. who verified the foregoing.

Madison is very pleased with the results of its first phase of work and will begin its next phase of work shortly.

On behalf of the Board of Directors of

MADISON ENTERPRISES CORP.

“Chet Idziszek”

_________________________________

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN